SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):   April 14, 2002

TRW Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-2384	34-575430
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1900 Richmond Road, Cleveland, OH	44124
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   (216) 291-7000

(Former Name or Former Address, if Changed Since Last Report)

TABLE OF CONTENTS

Item 5. Other Events

In a press release issued on April 14, 2002, TRW Inc. advised shareholders to take no action at this time in response to Northrop Grumman Corporation's revised $53 per share exchange offer. TRW urged shareholders to await the recommendation of TRW's directors. A copy of the press release is attached as Exhibit 99 and is incorporated herein by reference.

Item 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits.

(99) Press release issued by TRW Inc., dated April 14, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Inc.

Date: April 15, 2002   By: /s/ W. B. Lawrence

W. B. Lawrence
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(99)	Press release issued by TRW Inc., dated April 14, 2002.